July 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	HappyNest REIT, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed April 18, 2019

File No. 024-10928

Dear Ms. McManus:

On behalf of our client, HappyNest REIT, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on April 24, 2019 (the “Comment Letter”) to the Company’s Amendment No. 2 to the Offering Statement on Form 1-A filed on April 18, 2019.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, and each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in the Offering Circular (the “Offering Circular”) that is included in Amendment No. 3 to the Offering Statement on Form 1-A filed on July 11, 2019 (the “Offering Statement”). Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Offering Circular.

General

1.	Please confirm your understanding that “testing the waters” materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, please revise your testing the waters material to include the information required by Securities Act Rule 255(b)(4).

The Company confirms its understanding of the above-referenced “testing the waters” requirements, and we have revised the disclosure on the Company’s website to include the information required by Securities Act Rule 255(b)(4), including (i) a statement regarding from whom a copy of the most recent version of the Offering Circular may be obtained, including a phone number and address of such person; and (ii) the URL where the Offering Circular may be obtained.

Questions and Answers About This Offering, page 1

2.	On page 2 you include artwork that encourages potential investors to “invest in assets known for greater historical returns than the stock market.” Please revise to clarify the basis for this statement.

We have deleted the above referenced statement from the artwork.

Index to the Financial Statements of HappyNest REIT, Inc., page F-1

3.	Please update your financial statements for the most recently completed fiscal year in accordance with paragraph (b) of Part F/S in Form 1-A.

We have updated the Company’s financial statements to provide an audited balance sheet for the fiscal year ended December 31, 2018.

We thank you for your attention. Please do not hesitate to contact the undersigned at (212) 592-1463 or by email at mdefeo@herrick.com or by fax at (212) 545-2344 with any questions or further comments you have regarding the Offering Statement or if you wish to discuss the above responses. We intend to submit an acceleration request once the Commission indicates that it has no further comments on the Offering Statement.

Very truly yours,

/s/ Morris DeFeo

Morris DeFeo